

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 19, 2017

Imran Firoz
Chief Financial Officer
Forex Development Corporation
1460 Broadway
New York, NY 10036

Re: Forex Development Corporation
Registration Statement on Form S-1
Filed November 22, 2017
File No. 333-221726

Dear Mr. Firoz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Risks Related to the Company

"Our business model may not be sufficient to ensure our success . . . ," page 7

1.   To the extent material, please disclose here or elsewhere the material risks in your pursuit of international markets for your products and services, including any regulatory framework that may limit such expansion.

Risks Relating to Our Common Stock

"We intend to become subject to the periodic reporting requirements . . . ," page 11

2. Please revise to clarify your reporting obligations if you are only subject to the reporting obligations of Section 15(d) of the Exchange Act as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Use of Proceeds, page 12

3. Please disclose the principal purpose for which the net proceeds will be used after taking into account the estimated expenses you will incur in this offering. Refer to Item 504 of Regulation S-K.

Dilution, page 12

4. Please provide a comparison of the public contribution under your proposed public offering and the effective cash contribution of your directors, officers, promoters and other affiliates. Refer to Item 506 of Regulation S-K.

Description of Securities, page 13

5. Please indicate the amount of common equity that is subject to the four outstanding Convertible Promissory Notes held by FRH Group Ltd. Refer to Item 201(a)(2) of Regulation S-K.

Preferred Stock

Series A Convertible Preferred Stock, page 13

6. Please provide the conversion terms for the Series A Convertible Preferred Stock, including the number of shares of common stock into which the Series A Convertible Preferred Stock may be converted. Refer to Item 201(a)(2) of Regulation S-K.

Plan of Distribution, page 14

7. You disclose that none of your officers and/or directors is, nor has been within the past 12 months, a broker or dealer or an associated person of a broker or dealer. However, one of your directors, Naim Abdullah, is a registered broker with Cetera Advisor Networks LLC and First Allied Securities, Inc. Please name the "directors and officers" who will offer the securities and set forth the basis on which each will meet the safe harbor provisions set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Description of Business, page 15

8.   Please state whether your proprietary technology solutions are protected by any patents, trademarks or licenses. Refer to Item 101(h)(4)(vii) of Regulation S-K. To the extent that they are not, please add a risk factor that addresses this business risk.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 21

9.   Please provide details of your specific plan of operations for the next 12 months, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

10.   You state that you will continue to raise funds through private placements and debt financing. You also state that, effective June 1, 2017, you entered into a private placement memorandum to raise up to $600,000 and, thus far, you have issued 653,333 units for $98,000. Please disclose whether you intend to continue with the private placement of up to $600,000.

Liquidity and Capital Resources, page 23

11.   Please expand your disclosure to discuss, with specificity, your liquidity needs and state the number of months that you expect to be able to fund your operations, including servicing your debt with your currently available resources. Refer to Section IV of SEC Release 33-8350 and Item 303(a)(1) and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Executive Compensation Summary Compensation Table, page 27

12.   You state that from July 2016, the company is paying a monthly compensation of $8,000 and $6,250 per month to its CEO and CFO, respectively, and that there are also provisions for performance-based bonuses. Please revise the summary compensation table or tell us why this is not material information. Refer to Item 402 of Regulation S-K.

13.   You state that "all other compensation" was paid to key executives as independent contractors. Please describe the material terms of the services rendered as independent contractors. Refer to Item 402(o) of Regulation S-K. Additionally, please provide the information required by Item 404(d) in the "certain relationships and related transactions" section.

Security Ownership of Certain Beneficial Owners and Management, page 28

14.   Please tell us why your disclosure does not account for the rights of holders of your outstanding Series A Convertible Preferred Stock and Convertible Promissory Notes to acquire beneficial ownership of your common stock through conversion of such securities. Refer to Item 403 of Regulation S-K and Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

Consolidated Financial Statements, page 51

15.   Revise the Consolidated Statements of Operations and Consolidated Statements of Stockholder's Deficit on pages 55 and 56, respectively, to remove "(unaudited)" from the title. Further, revise all of the financial statements on pages 54-57 to include the date in which they cover.

Recent Sales of Unregistered Securities, page 73

16.   Please disclose the issuances of Convertible Promissory Notes to FRH Group Ltd., including the terms of conversion. Refer to Item 701 of Regulation S-K.

17.   Please name the founders and three investors the shares of common stock were issued to. For issuances to the founders, please disclose the nature and aggregate amount of consideration received by the company. In this regard, you state that the offering price is significantly higher than the prices per share paid by your founders and two other existing shareholders. Refer to Item 701 of Regulation S-K.

Exhibits and Financial Statement Schedules

18.   Please file as an exhibit to the registration statement the definitive asset purchase agreement entered into with a qualified bank for the sale of its source code of FX trading platform, and the stock purchase agreements discussed on pages 69 and 70, or tell us why these are not material. Refer to Item 601 of Regulation S-K.

19.   Please file the form of subscription agreement as an exhibit to the registration statement, or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, or me at (202) 551-3673 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3750.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information
Technologies and Services

cc: William B. Barnett, Esq.
        Law Offices of Barnett & Linn